RIDER 32

PROXY RESULTS (Unaudited)
During the six months ended June 30, 2008, Cohen & Steers REIT and Utility Income Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 1, 2008. The description of each proposal and number of shares voted are as follows:
Proposal - Election of Directors
The shareholders voted to elect three Directors to serve until the Annual Meeting of Stockholders in 2011. Of these three Director positions, one Director position was voted for by preferred stock shareholders voting as a single class for the preferred stock. The remaining two Director positions were filled by the two Director nominees for the common stock who received the most votes of the holders of the Fund's Common Shares, voting together with the holders of the Fund's Auction Market Preferred Shares. The Board of Directors nominated Bonnie Cohen and Richard E. Kroon as Director nominees for the common stock. The Board of Directors also nominated Willard H. Smith
 Jr. as a Director nominee for the preferred stock. A shareholder of record nominated Arthur D. Lipson and William J. Roberts as Director nominees for the common stock.
As shown below, Bonnie Cohen and Richard E. Kroon, having received the most votes of the owners of the common shares and the preferred shares, voting as a single class, were elected as Directors to serve for a term expiring on the date on which the annual meeting of shareholders is held in 2011.

Nominee                   Affirmative   Withheld
------------------------------------------------
  Bonnie Cohen*           19,228,434    465,284
  Richard E. Kroon*       19,233,872    459,846
  Arthur D. Lipson*       10,232,599    271,820
  William J. Roberts*     10,224,664    279,755
  Willard H. Smith**               0          0

* Designated as Directors to be elected by holders of common and preferred shares, voting together as a single class.
** Designated as a Director to be elected by holders of preferred shares voting separately.
The election of the Director designated to be elected by the holders of the Fund's preferred shares was adjourned, due to a lack of a quorum. In light of the limited prospects of obtaining quorum, and the costs associated with the continued solicitation of proxies from holders of preferred shares, it was determined that the annual meeting would be adjourned indefinitely as to the proposal. Accordingly, and pursuant to Maryland law, Willard H. Smith Jr. will continue to serve as a Director until the next annual meeting of shareholders and until his successor is elected and qualifies.